VIA EDGAR	June 20, 2014

Coy Garrison
Daniel Gordon
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SouthCorp Capital, Inc.
Amendment #1 to Form 10-12G
Filed June 9, 2014
File No. 000-21155

On behalf of SouthCorp Capital, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated June 20, 2014. To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Item 1. Business, page 2
Reverse Merger, page 2

1. We note your response to comment 2 of our letter dated June 6, 2014, and your revised disclosure on page 2. Please revise your disclosure to provide a more detailed chronological summary of your reverse merger with Skyline Holdings, Inc. and identify the officer(s) and majority shareholders of both SouthCorp Capital, Inc. and Skyline Holdings, Inc. prior to the reverse merger. Please also include the information you provided in response to comment 2 regarding WB Partners’ purchase of 91% of the outstanding common stock of SouthCorp Capital, Inc. Finally, please provide more detail regarding the “Share Exchange Agreement” between the two entities to better explain how your current stock structure and ownership came into existence.

Revised to provide additional detail of the share purchase agreements and the share exchange agreements.

2. We note your disclosure on page 2 that the former shareholders of Skyline Holdings, Inc. held approximately 99% of the outstanding shares of SouthCorp Capital, Inc. at the closing date. Please identify these former shareholders of Skyline Holdings, Inc., and reconcile, if necessary, with your disclosure on page 27 indicating that Mr. Wade owns only 95% of your outstanding common stock.

Revised to include the following language: “In exchange for 100% ownership of Skyline Holdings the Company issued 200,000,000 shares of Common Stock. After the issuance, the Company has 224,057,315 shares outstanding. Prior to the reverse merger, Skyline Holdings, Inc. was owned by WB Partners and SC Capital (owned by Valerie Baugher). After the reverse merger, WB Partners owns 95% of the outstanding common stock and SC Capital owns 4% of the outstanding Common Stock.”

3. We note several discrepancies between your disclosure and Exhibit 10.1. For example, we note that pages 2 and 7 of Exhibit 10.1 indicate that SouthCorp Capital, Inc. is a Nevada corporation. However, on page 2 of the registration statement, you state that it was incorporated in Delaware in 2006. Similarly, we note that page 4 of Exhibit 10.1 states that Skyline Holdings, Inc. is a California corporation and “is engaged in the business of owning and racing thoroughbreds throughout the United States.” However, on page 2 of the registration statement, you state that Skyline Holdings is incorporated in Indiana. Please reconcile or advise.

Revised to fix the typos reference that SouthCorp Capital, Inc. is a Nevada corporation instead of Delaware Corporation and references to Skyline as a California Corporation and its business.

4. We note your response to prior comment 3, as well as your revised disclosure. We also note that you continue to disclose that you intend to generate revenues from rental income on pages 7, 12, 20, and F-6. Please revise or advise.

Removed the references to generating revenues from rental income. We left “sound real estate fundamentals, such as high occupancy rates and strong rent rate potential” on pages 2, 16 and F-6 as a factor we look at when deciding on houses that we want to renovate and sell since a strong rental market could increase the sell price or how quickly the house sells.

5. We note your response to prior comment 5. We also note that you continue to disclose that you seek to acquire properties in “markets where demographics support need for senior living and healthcare related facilities” on pages 16 and F-6. Please revise or advise.

Removed the reference to “markets where demographics support need for senior living and healthcare related facilities”

Officers and directors of the Company are subject to potential conflicts . . ., page 6

6. We note your new risk factor on page 6 regarding potential conflicts of interest. Please explain Mr. Howarth’s connection to you. In addition, we cannot locate your referenced disclosure on page 33. Please revise or advise.

Removed the reference to Mr. Howarth as it was a typo and replaces with Mr. Wade and removed the reference to page 33.

Our offering price is arbitrary . . ., page 11

7. We note your response to prior comment 16. Your risk factors entitled “[o]ur offering price is arbitrary . . .,” and “[u]pon completion of this offering there will be an immediate . . .,” continue to reference an offering of your common shares. Please revise or advise.

Deleted this risk factor

Statements of Cash Flows, page F-5

8. We note your response to prior comment 35. Please clarify whether you borrowed $54,938 from an officer for the purchase of your properties, or whether an officer purchased the properties, as is noted on page F-5. Please revise your disclosure to clarify. If the $54,938 was in fact borrowed from an officer to facilitate the purchase of your properties, that amount should be shown as a cash inflow from financing activities.

Mr. Wade purchased the properties directly on behalf of the Company as is noted on page F-5.

The Company hereby acknowledges that:

●
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SouthCorp Capital, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO/President